
AJ's Chatroom
@AJPicard913
Just moved to Baltimore, is there anyone out there?
5
@Joseph123
Sweet man, Baltimore has some banging food, I can give you suggestions if you want!
@Joseph123
Sweet man, Baltimore has some banging food, I can give you suggestions if you want!
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